SkillSoniq, Inc.

ANNUAL REPORT

300 Main St. Suite 21

Madison, NJ 07940

(929) 777-5455

https://skillsoniq.com/

This Annual Report is dated April 21, 2023.

BUSINESS

Business Model

SkillSoniq is the world's first AI-Powered recruiting Web App that helps companies hire skilled, local "contract to hire" freelancers quickly. On SkillSoniq.com, companies post jobs, receive top 50 matches through proprietary algorithms, and can hire freelancers within a few days. They are then able to view timesheets of freelancers, give feedback and change project details, all from the SkillSoniq app. Clients who hire freelancers are invoiced every week based on hours submitted by their freelancers the previous week. From the weekly payments received by freelancers, SkillSoniq keeps a 15% commission. While working with freelancers, companies get the option to end the project, extend the project or convert freelancers to their payroll for a maximum buyout fee of $4,999.

SkillSoniq is extremely easy to use for job-seekers. Job-seekers upload their resume and submit their profile on SkillSoniq in under 10 minutes. Once they are approved on the app, they sit back while SkillSoniq uses proprietary algorithms to apply for the most relevant jobs on their behalf. Job-seekers then receive interview offers, and get placed on projects on a freelance basis. While on a project, freelancers complete weekly timesheets and get paid according to the hours worked every week. They also have the option of getting "bought out" or converted to their client's payroll based on performance.

Corporate History

On 15th November 2016, MegaSoniq, Inc., a New Jersey C Corporation, merged with SkillSoniq, Inc., a corporation organized and existing under the laws of the state of Delaware. The merger to change our legal entity's name from MegaSoniq to SkillSoniq to better reflect our brand, and to change our state of incorporation from New Jersey to Delaware. Note, MegaSoniq was in the Education and Food business, which is different from SkillSoniq's current business.

Previous Offerings

Type of security sold: SAFE
Final amount sold: $100,136.00
Use of proceeds: Money was used to invest in sales and product development
Date: April 14, 2020
Offering exemption relied upon: Regulation CF

Type of security sold: Common Stock
Final amount sold: $134,152.15
Use of proceeds: Money was used to invest in sales, marketing and product development
Date: Sep, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

SkillSoniq is a recruiting app that connects companies with freelancers when and where they want, at highly affordable rates, with the option to convert freelancers to the payroll.

In 5 years, we hope that companies in the US and across major cities in the world will be able to hire freelance talent on SkillSoniq within seconds without even interviewing them, and be able to covert the best freelancers to their payroll very easily. We hope that companies will be able to hire talent on SkillSoniq with the click of a button or through voice-enabled devices like Amazon Echo by simply saying "Alexa, get me a digital marketer", and being able to work with a digital marketer within seconds.

Milestones:

1. SkillSoniq Inc. was incorporated in the State of Delaware on 28th Oct, 2016.

2. Since then, we have:

a. Grossed almost $1M in revenue

b. Got 15,000+ Freelancers and 500+ Companies signed up on our app

c. High Profile Board of Advisors: CXO of Billion Dollar Companies, MD of Techstars, Experienced Venture Capitalist, Successful Entrepreneurs

d. Global workforce is rapidly shifting towards freelancing, especially after the pandemic

Historical Results of Operations:

Revenues. For the period ended December 31, 2022, the Company had gross revenues of $81,436 compared to the year ended December 31, 2021, when the Company had gross revenues of $239,943.

Cost of Sales. Our cost of sales in 2022 was $60,235, and our cost of sales in 2021 was $207,748.

Gross Margin. Our gross margin was roughly 26% in fiscal year 2022, compared to 13% in 2021.

Expenses. The Company’s expenses consist of, among other things, Marketing expenses, Sales related expenses, Operational expenses, tech-related expenses, and financial expenses. Expenses in 2022 decreased to $58,210 from 2021.

Assets. As of December 31, 2022, the Company had total assets of $27,381, including $27,381 in Cash. As of December 31, 2021, the Company had total assets of $61,023, including $61,023 in cash.

Net Loss. The Company has had net losses of $37,009 and net losses of $125,076 for the fiscal years ended December 31, 2022, and December 31, 2021, respectively. The Company's current liabilities totaled $8,014 for the fiscal year ended December 31, 2022, and totaled $4,648 for the fiscal year ended December 31, 2021. Current Liabilities consists of short term credit card and payment due to be made to freelancers.

Long-term Liabilities. The Company's long-term liabilities totaled $67,994 for the fiscal year ended December 31, 2022, and totaled $67,994 for the fiscal year ended December 31, 2021. Long-term Liabilities consist of a series of shareholder loans made by the founder, Abhinav Verma.

Historical results and cash flows

SkillSoniq Inc. cash in hand is $27,381 as of December 31, 2022 (vs. $61,023 in 2021). Our Gross Margins (Gross Profit / Gross Revenue) have been roughly 26% in 2022 (vs 13% in 2021).

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $27,381.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Abhinav Verma (Founder)
Amount Owed: $67,994.00
Interest Rate: 0.0%
Maturity Date: July 01, 2029

Creditor: Capital One Bank
Amount Owed: $204.54
Interest Rate: 0.0%

Creditor: Chase Bank
Amount Owed: $7809.74
Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Abhinav Verma

Abhinav Verma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Partnerships Lead and President

Dates of Service: July, 2020 - Present

Responsibilities: Abby currently helps develop partnerships at SkillSoniq. Abhinav does not get paid a salary by SkillSoniq and currently owns 12M common shares in SkillSoniq.

Position: Founder & Director on the Board

Dates of Service: October, 2016 - Present

Responsibilities: Abhinav currently helps to develop partnerships at SkillSoniq. Abhinav does not get a salary from SkillSoniq and currently owns 12M common shares in SkillSoniq.

Other business experience in the past three years:

Employer: EXL Services

Title: Senior Consultant

Dates of Service: November, 2014 - January, 2020

Responsibilities: Consult Financial Services Clients on executing process and cost transformation projects.

Name: Chaitanya Agrawal

Chaitanya Agrawal's current primary role is with American Structurepoint. Chaitanya Agrawal currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Independent Director

Dates of Service: June, 2020 - Present

Responsibilities: Oversee management of the company and representative of shareholders. No equity has been issued by SkillSoniq to Chaitanya and no salary will be paid to Chaitanya by SkillSoniq.

Other business experience in the past three years:

Employer: American Structurepoint

Title: Staff Engineer

Dates of Service: August, 2019 - Present

Responsibilities: Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications

Other business experience in the past three years:

Employer: Resource International, Inc.

Title: Staff Engineer

Dates of Service: May, 2018 - July, 2019

Responsibilities: Prepared cost estimates, analyzed data, performed engineering calculations and other project related documents for the client. Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications. Prepared work scope, proposals reports and planned investigations for approval by senior level professionals. Coordinated with clients and project team in developing scope of services and communicating project progress

Name: Parul Chaudhary

Parul Chaudhary's current primary role is with BR Cold Storage. Parul Chaudhary currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Independent Director

Dates of Service: June, 2020 - Present

Responsibilities: Oversee management of the company. Parul does not have any equity in SkillSoniq, and does not get paid a salary by SkillSoniq.

Other business experience in the past three years:

Employer: BR Cold Storage

Title: Senior Manager

Dates of Service: January, 2017 - Present

Responsibilities: Manage all tech and HR related aspects of the company, including IT systems, payroll processes and accounting systems. She manages a team of 100+ across Tech, Finance and Accounting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Abhinav Verma
Amount and nature of Beneficial ownership: 12,000,000
Percent of class: 96.0

RELATED PARTY TRANSACTIONS

Name of Entity: Abhinav Verma

Relationship to Company: Director

Nature / amount of interest in the transaction: $19,900 and $11,400 has been loaned to SkillSoniq, Inc., in 2018 and 2019 respectively, by the founder, Abhinav Verma, for operational expenses. Prior to 2018, Abhinav had loaned $36,694 to the company. Shareholders' loans are multiple advances made by the founder-shareholder, Abhinav Verma, to provide the business with working capital. The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

Material Terms: The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

OUR SECURITIES

The company has authorized SAFE (Simple Agreement for Future Equity), Common Stock, and SAFE (Simple Agreement for Future Equity).

SAFE (Simple Agreement for Future Equity)
The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:
Amount outstanding: $45,700.00
Interest Rate: 0.0%
Discount Rate: 100.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing through issuance of preferred stock at a set pre-money valuation

Material Rights
If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Otherwise, in a conversion triggered by equity financing, the SAFE notes will convert based on (1) the SAFE Price, or (2) the Discount Price, whichever calculation results in a great number of shares of SAFE Preferred Stock.

Safe Price means the price per share equal to the Valuation Cap divided by the Company Capitalization.

Discount Price means the price per share of the Standard Preferred Stock in the Equity Financing multiplied by the Discount Rate.

Common Stock
The amount of security authorized is 15,000,000 with a total of 12,696,710 outstanding.

Voting Rights

1 vote per share

Material Rights

The fully diluted shares outstanding (12,696,710) consists of 12,296,710 shares issued, 100,000 shares to be issued pursuant to outstanding stock options granted to early advisors, and 300,000 shares to be issued pursuant to stock options reserved for future issuance.

SAFE (Simple Agreement for Future Equity)
The security will convert into Safe preferred stock and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:
Amount outstanding: $54,436.00
Interest Rate: 0.0%
Discount Rate: 100.0%
Valuation Cap: $5,500,000.00

Conversion Trigger: Equity Financing through issuance of preferred stock at a set pre-money valuation

Material Rights

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

Otherwise, in a conversion triggered by equity financing, the SAFE notes will convert based on (1) the SAFE Price, or (2) the Discount Price, whichever calculation results in a great number of shares of SAfe Preferred Stock.

Safe Price means the price per share equal to the Valuation Cap divided by the Company Capitalization.

Discount Price means the price per share of the Standard Preferred Stock in the Equity Financing multiplied by the Discount Rate.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits SkillSoniq, Inc. was formed on 10/28/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SkillSoniq, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the Department of Labor and other relevant government agencies, labor laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, tech APIs and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other stakeholders' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SkillSoniq or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SkillSoniq could harm our reputation and materially negatively impact our financial condition and business. Industry Dynamics can become adverse The freelance market tends to be inversely proportional to the job market. This means if unemployment rates decrease, freelancers tend to move towards "full-time" jobs. Though we have measures in place to mitigate this risk, we cannot guarantee that our business will not be negatively impacted by an uptick in the overall job market. Labor Laws can change There was recently a law signed in California (called "AB 5") to classify all Uber and Lyft drivers in the state as employees and not 1099 contractors. This bill may pose a risk to us since all our skilled freelancers work as 1099 independent contractors and NOT employees of SkillSoniq. While we strongly believe that our freelancers are truly "1099 independent contractors" and are working to provide affordable benefits to our freelancers, a ruling in other states, especially in New York, can pose a risk to our cost structure and business. Existing Sales Channels We have secured paid clients through strategic marketing events with co-working spaces like WeWork and targeted email marketing campaigns, and have recently started investing in SEO tools. We assume that investing in these 3 sales / marketing channels will help us grow quickly in the future, but this may not be the case, thereby making it difficult to achieve our growth plans for 2023 and beyond. Small Management Team Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2023.

SkillSoniq, Inc.

By /s/ Abhinav Verma

Name: SkillSoniq, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Abhinav Verma, the CEO of SkillSoniq, Inc., hereby certify that the financial statements of SkillSoniq, Inc. and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $81,436; taxable income of $-37,008.6 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 26th of March.

_________________________ (Signature)

CEO

March 26th, 2023

INCOME STATEMENT (YEAR ENDING DECEMBER 31, 2022 and 2021)

	2022	2021
Gross Revenue	**$81,436.04**	**$239,943.36**
Other Income	$0.00	$0.00
Freelancer Payments	$59,222.94	$202,167.63
Net Revenue	**$22,213.10**	**$37,775.73**
Cost of Revenue	$1,011.66	$5,580.60
Gross Profit	**$21,201.44**	**$32,195.13**
Operating Expenses (Income):		
Marketing Expense	$6,976.93	$24,231.40
Sales Expense	$15,801.38	$14,559.58
Operational Expense	$17,659.24	$13,839.06
Technology Expense	$12,678.53	$63,581.60
Legal and Professional	**$1,974.51**	**$5,840.54**
Financial Expense	**$3,119.45**	**$35,218.74**
Net Income	**($37,008.60)**	**($125,075.79)**

BALANCE SHEET (YEAR ENDING DECEMBER 31, 2022 and 2021)

	2022	2021
Current Assets		
Cash and Cash Equivalents	$27,380.58	$61,022.86
Accounts Receivable	$0.00	$0.00
Total Current Assets	**$27,380.58**	**$61,022.86**
Non-Current Assets		
Total Non-Current Assets	**$0.00**	**$0.00**
Total Assets	**$27,380.58**	**$61,022.86**

	2022	2022
Current Liabilities		
Accounts Payable	$8,014.28	$4,647.96
Total Current Liabilities	**$8,014.28**	**$4,647.96**
Non-Current Liabilities		
Shareholder Loan from Founder	$67,993.85	$67,993.85
Total Non-Current Liabilities	**$67,993.85**	**$67,993.85**
Total Liabilities	**$76,008.13**	**$72,641.81**
Shareholders' Equity		
Common Stock - Par Value	$1,210.00	$1,210.00
Common Stock - Additional Paid in Capital (StartEngine)	$134,152.15	$134,152.15
SAFE Instruments - Additional Paid in Capital	$100,136.00	$100,136.00
Retained Earnings (Deficit)	($284,125.70)	($247,117.10)
Total Shareholders' Equity	**($48,627.55)**	**($11,618.95)**
Total Liabilities and Shareholders' Equity	**$27,380.58**	**$61,022.86**

CASH FLOW STATEMENT (YEAR ENDING DECEMBER 31, 2022 and 2021)

	2022	2021
Cash Flows from Operating Activities:		
Net Income (Loss) for the Period	($37,008.60)	($125,075.79)
Change in Payables	($3,366.32)	($10,175.54)
Change in Receivables	$0.00	$2,228.85
Net Cash Flows from Operating Activities	**($33,642.28)**	**($133,022.48)**
Cash Flows from Investing Activities:		
Net Cash Flows from Investing Activities	**$0.00**	**$0.00**
Cash Flows from Financing Activities:		
Change in Shareholder loan	$0.00	$0.00
Issuance of Common Shares - StartEngine	$0.00	$134,152.15
Issuance of "SAFE" Instrument	$0.00	$0.00
Issuance of Common Shares	$0.00	$5.00
Net Cash Flows from Financing Activities	**$0.00**	**$134,157.15**
Cash at Beginning of Period	**$61,022.86**	**$59,888.19**
Net Increase (Decrease) in Cash	($33,642.28)	$1,134.67
Cash at End of Period	**$27,380.58**	**$61,022.86**

STATEMENT OF MEMBER'S EQUITY (YEAR ENDING DECEMBER 31, 2022 and 2021)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance - December 31, 2020	**12,050,000**	**$1,205**	**$100,136**	**($122,041)**	**($20,700)**
Issuance of Common Stock	5,000	$5			$5
Issuance of Common Stock-StartEngine	0	$0	$134,152		$134,152
Net Income / (Loss)				($125,075.79)	($125,075.79)
Balance - December 31, 2021					**($11,619)**
Net Income / (Loss)				($37,008.60)	($37,008.60)
Balance - December 31, 2022					**($48,628)**

SKILLSONIQ, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022 & 2021

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SkillSoniq, Inc. ("the Company") is a corporation formed under the laws of the State of Delaware. The Company derives revenue from providing online recruitment services to companies and job seekers.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for a freelancer's work for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Accounts Payable

Accounts payable consists of amounts to be paid to freelancers for the hours worked by them for which payment has not yet been made, as well as credit card payables.

Items- Revenue

"Gross Revenue" represents all invoices relating to hours worked by freelancers and to be paid by Clients to SkillSoniq

"Net Revenue" represents Gross Revenues, netted for all payments made by SkillSoniq to freelancers for the hours worked by the freelancers

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Cost of Sales

Cost of Sales includes costs of background checks conducted on freelancers, and any commissions paid to sales reps.

Marketing Expense

This includes marketing costs pertaining to email marketing, marketing events and conferences, food, travel and other marketing related activities.

Operational Expense

This includes operational costs pertaining to acquisition of freelancers, retainer fees paid to operational contractors and other operations related activities.

Technology Expense

This includes technology costs pertaining to maintenance of our servers, emails, expenses incurred with other technical platforms, retainer fees paid to technical staff and other technology related activities.

Legal and Professional Expense

This includes costs pertaining to legal and regulatory filings, tax filings, Intellectual Property and IP related costs, and other legal and professional related activities.

Financial Expense

This includes costs pertaining to monthly service fees charged by the bank, wire transfer fees, ACH service fees, payment processing fees, and other banking and financial related expenses.

NOTE C - INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company is also subject to Franchise Tax requirements in the State of Delaware. The Company recorded a net operating loss in 2022 and 2021.

NOTE D - EQUITY BASED COMPENSATION

In 2016, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2022, options issued, available, and exercised were as follows:

Options Authorized	500,000
Options Issued	200,000 (All options have been vested)
Options Available	300,000

In 2021 and 2022, 0 vested options were exercised by option holders.

NOTE E - SHAREHOLDER LOAN

$0 was lent to SkillSoniq, Inc. in 2021 and 2022.

NOTE F- MERGER ACTIVITY

On 15th November, 2016, MegaSoniq, Inc., a New Jersey C Corporation, merged with SkillSoniq, Inc., under the name of "SkillSoniq, Inc.", a corporation organized and existing under the laws of the state of Delaware. In connection with the merger and as set forth in the Agreement and Plan of Merger, 1,000 shares of common stock of MegaSoniq, Inc. , par value, $0.00001 per share, were converted into 1,999,000 shares of common stock of SkillSoniq, Inc., par value $0.0001 per share, effective as of the effective time of the merger.

CERTIFICATION

I, Abhinav Verma, Principal Executive Officer of SkillSoniq, Inc., hereby certify that the financial statements of SkillSoniq, Inc. included in this Report are true and complete in all material respects.

Abhinav Verma

CEO